UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2020

SPRINT CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	1-04721	46-1170005
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6200 Sprint Parkway, Overland Park, Kansas	66251
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (913) 794-1091

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	S	New York Stock Exchange

Item 1.01	Entry into a Material Definitive Agreement.

On February 20, 2020, T-Mobile US, Inc. (“T-Mobile”), Sprint Corporation (“Sprint”) and the other parties to the Business Combination Agreement (as defined below) entered into Amendment No. 2 (the “Amendment”) to the Business Combination Agreement, dated as of April 29, 2018 (the “Business Combination Agreement”), by and among T-Mobile, Sprint, Huron Merger Sub LLC, Superior Merger Sub Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG (“Deutsche Telekom”), Deutsche Telekom Holding B.V. and SoftBank Group Corp. (“SoftBank”), as amended by Amendment No. 1 to the Business Combination Agreement, dated July 26, 2019. As previously disclosed, the Business Combination Agreement provides for T-Mobile and Sprint to combine their respective businesses, on the terms and subject to the conditions set forth in the Business Combination Agreement (the “Merger Transactions”).

The Amendment extends the Outside Date (as defined in the Business Combination Agreement) to July 1, 2020, and further provides that the closing of the Merger Transactions will occur on the first business day of the first month (other than the third month of any calendar quarter) where such first business day is at least three business days following the satisfaction or waiver of all of the conditions to the closing of the Merger Transactions (such date, the “Closing Date”). In addition, the Amendment modifies the commitments of the parties with respect to actions that may be required to be taken in order to obtain any remaining governmental consents or avoid an action or proceeding by any governmental entity in connection with the Merger Transactions, subject to certain limitations.

Pursuant to the Amendment, SoftBank has also agreed to indemnify T-Mobile and its subsidiaries following the closing of the Merger Transactions against (i) any monetary losses arising out of or resulting from certain specified matters and (ii) the loss of value to T-Mobile and its subsidiaries arising out of or resulting from cessation of access to spectrum of Sprint or its subsidiaries (“Lost Spectrum”) under certain circumstances, subject to limitations and qualifications contained in the Amendment.

Concurrently with entry into the Amendment, T-Mobile, SoftBank and Deutsche Telekom entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, SoftBank has agreed to cause its applicable affiliates to surrender to T-Mobile, for no additional consideration, an aggregate of 48,751,557 shares of T-Mobile Common Stock (such number of shares, the “SoftBank Specified Shares Amount”), effective immediately following the Effective Time (as defined in the Business Combination Agreement). Immediately following such surrender, Deutsche Telekom and SoftBank are expected to hold approximately 43% and 24%, respectively, of the fully diluted shares of T-Mobile Common Stock, with the remaining approximately 33% of the fully diluted shares of T-Mobile Common Stock held by public stockholders. The Letter Agreement further provides that if the trailing 45-day volume-weighted average price per share of T-Mobile Common Stock on the NASDAQ Global Select Market is equal to or greater than $150.00 at any time during the period commencing on the second anniversary of the Closing Date and ending on December 31, 2025 (or, if the Closing Date is on or after May 1, 2020 and SoftBank so elects no later than June 1, 2020, $150.00 at any time during the period commencing on the second anniversary of the Closing Date and ending on the fifth anniversary of the Closing Date or $160.00 at any time during the period following the fifth anniversary of the Closing Date and ending on the sixth anniversary of the Closing Date), T-Mobile will issue to SoftBank, for no additional consideration, a number of shares of T-Mobile Common Stock equal to the SoftBank Specified Shares Amount, subject to the terms and conditions set forth in the Letter Agreement.

In connection with the foregoing arrangements, the Amendment provides for certain modifications to the percentage thresholds applicable to SoftBank’s ownership with respect to its director representation rights in the Stockholders’ Agreement (as defined in the Business Combination Agreement) to be entered into in connection with the closing of the Merger Transactions (which modifications will no longer apply in the event that T-Mobile is obligated to issue the SoftBank Specified Shares Amount).

The foregoing description of the Amendment (including the modifications to the form of the Stockholders’ Agreement) and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the Amendment and the Letter Agreement, copies of which are filed as Exhibit 2.1 and Exhibit 10.1, respectively, hereto and are incorporated herein by reference.

The completion of the Merger Transactions remains subject to certain closing conditions pursuant to the Business Combination Agreement, as amended. T-Mobile and Sprint currently anticipate that the Merger Transactions will close as early as April 1, 2020.

Item 8.01	Other Events.

On February 20, 2020, T-Mobile and Sprint issued a press release announcing the entry into the Amendment and the Letter Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 2, dated as of February 20, 2020, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp., as amended.*

10.1	Letter Agreement, dated as of February 20, 2020, by and among T-Mobile US, Inc., Deutsche Telekom AG and SoftBank Group Corp.

99.1	Press Release dated February 20, 2020.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

*

This filing excludes certain schedules pursuant to Item 601(a)(5) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the Commission.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the Business Combination Agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the Business Combination Agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRINT CORPORATION

Date: February 20, 2020		/s/ Stefan K. Schnopp
	By:	Stefan K. Schnopp
Corporate Secretary

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 2

TO

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 2 (this “Amendment”), dated as of February 20, 2020, to the BUSINESS COMBINATION AGREEMENT, dated as of April 29, 2018 (the “Original Agreement”), and amended by Amendment No. 1, dated as of July 26, 2019 (“Amendment No. 1,” and the Original Agreement, as amended by Amendment No. 1, the “Agreement”), by and among T-Mobile US, Inc., a Delaware corporation (“T-Mobile”), Huron Merger Sub LLC, a Delaware limited liability company (“Merger Company”), Superior Merger Sub Corporation, a Delaware corporation (“Merger Sub”), Sprint Corporation, a Delaware corporation (“Sprint”), Starburst I, Inc., a Delaware corporation (“Starburst”), Galaxy Investment Holdings, Inc., a Delaware corporation (“Galaxy”), and, for the limited purposes of the covenants and representations and warranties set forth in the Agreement that are expressly obligations of such persons, Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (“DT”), Deutsche Telekom Holding B.V., a besloten vennootschap met beperkte aansprakelijkheid organized and existing under the laws of the Netherlands (“DT Holdco”), and SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”).

RECITALS

WHEREAS, Section 8.3 of the Agreement permits the parties to amend the Agreement by an instrument in writing signed on behalf of each of the parties and duly approved by the parties’ respective Boards of Directors (or comparable governing body) or a duly authorized committee thereof; and

WHEREAS, the parties hereto desire to amend the Agreement as provided herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

1.1    Definitions. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Agreement. Each reference herein to “the date of this Amendment” shall refer to the date first set forth above and each reference to “the date of this Agreement” or similar references shall refer to April 29, 2018. For purposes of this Amendment and the Agreement as amended by this Amendment, “Amendment Effective Date” shall mean the date first set forth above.

ARTICLE II

AMENDMENTS TO THE AGREEMENT

2.1    Amendment to Section 1.3 of the Agreement. Section 1.3 of the Agreement shall be amended and restated in its entirety as follows:

Closing. Unless otherwise mutually agreed in writing between Sprint and T-Mobile, the closing of the Merger Transactions (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 9:00 a.m., New York time, on the first day of a calendar month, other than any month that is the third month of a calendar quarter (or, if such day is not a business day, the following business day), which such day (the “Closing Date”) is at least three (3) business days following the day on which the last to be satisfied or waived (other than those conditions that are not legally permitted to be waived) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

2.2    Amendment to Section 2.4(a)(ii) of the Agreement. Section 2.4(a)(ii) of the Agreement shall be amended and restated in its entirety as follows:

SoftBank shall designate four of such 14 directors prior to the Effective Time. Of such four designees, at least two of such designees shall be designated following consultation with DT and the independent directors of Sprint and shall qualify as an “independent director” under the listing standards of NASDAQ and the applicable rules of the SEC, one of whom shall also qualify as the “Security Director” (or equivalent) to the extent required by the national security agreement among Sprint, SoftBank, the Department of Justice, the Department of Homeland Security and the Department of Defense, or any successor or replacement agreement or arrangement that may be entered into in connection with the transactions contemplated hereby or by the Stockholders’ Agreement or the Voting and Proxy Agreement;

2.3    Amendment to Section 5.1(a)(viii) of the Agreement. Section 5.1(a)(viii) of the Agreement shall be amended and restated in its entirety as follows:

create, incur or assume any Indebtedness for borrowed money; issue any debt securities or any right to acquire debt securities; assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the Indebtedness of another person; enter into any agreement to maintain any financial condition of another person; enter into any securitization or factoring arrangement; or enter into any arrangement having the economic effect of any of the foregoing, except for:

(A)    Indebtedness under the existing (I) $2.0 billion revolving credit facility under the Credit Agreement, dated as of February 3, 2017, among Sprint Communications, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, as in effect on the Amendment Effective Date; and (II) $4.5 billion accounts receivable facility under the Third

Amended and Restated Receivables Purchase Agreement, dated as of June 29, 2018, by and among Sprint Spectrum L.P., certain Sprint special purpose entities, certain financial institutions from time to time party thereto, The Bank of Tokyo Mitsubishi UFJ, Ltd., New York Branch, SMBC Nikko Securities America, Inc., and Mizuho Bank, Ltd., as amended by that certain First Amendment to the Third Amended and Restated Receivables Purchase Agreement, dated as of December 20, 2018, as in effect on the Amendment Effective Date;

(B)    any Indebtedness incurred to refinance or replace Sprint Communications, Inc.’s $1.0 billion of 7.000% Guaranteed Notes due 2020, which refinancing Indebtedness shall be in an amount not to exceed the amount of Indebtedness refinanced thereby, plus accrued and unpaid interest thereon, and customary fees and expenses relating thereto;

(C)    any intercompany Indebtedness solely among Sprint and/or its direct or indirect wholly owned subsidiaries;

(D)    incremental Indebtedness for borrowed money used to finance the acquisition of wireless spectrum under Section 5.1(a)(v)(C) after the date hereof and prior to the Closing Date, not to exceed $1.0 billion in the aggregate outstanding at any time;

(E)    incremental Indebtedness for borrowed money incurred on or after the Amendment Effective Date, not to exceed $2.0 billion in the aggregate outstanding at any time; and

(F)    guarantees by Sprint or its wholly owned subsidiaries of Indebtedness for borrowed money of Sprint or its wholly owned subsidiaries (other than intercompany Indebtedness) to the extent that (1) such guarantee is required by the terms of such Indebtedness and (2) such Indebtedness is in existence on the date hereof or incurred in compliance with clauses (A) through (E) of this Section 5.1(a)(viii);

provided that any such Indebtedness incurred pursuant to the foregoing clauses (B), (D) or (E) is prepayable at par at any time (except, in the case of any term loan B, for any customary 101 “soft call” and, for the avoidance of doubt, any reasonable and customary original issue discount associated with the incurrence of any Indebtedness permitted to be incurred under this Section 5.1(a)(viii) shall not be deemed or considered a prepayment penalty or fee of any kind); provided, further, that the foregoing shall not limit the incurrence of Indebtedness pursuant to any Pre-Merger Financing Transaction in accordance with Section 6.17;

2.4    Additional Provisions relating to Section 6.3 of the Agreement.

(a)    Section 6.3(b) is hereby amended and restated in its entirety as follows:

(b)    In furtherance and not in limitation of Section 6.3(a), each of Sprint and T-Mobile agrees to submit (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, (ii) appropriate filings, if any are required, pursuant to other Antitrust Laws as promptly as practicable, (iii) appropriate filings with the FCC (including any petition for declaratory ruling regarding foreign ownership and any applications and filings pertaining to the transfer of control of the Sprint FCC Licenses and, if required, the T-Mobile FCC Licenses pursuant to the Merger Transactions) and any PUCs or similar state or foreign regulatory bodies, (iv) appropriate filings with CFIUS, (v) appropriate submissions to DSS and, to the extent applicable, any other Governmental Entity, pursuant to the NISPOM and any other applicable national or industrial security regulations, and appropriate submissions and requests for approval under any applicable foreign ownership, control or influence requirements (“FOCI”), and (vi) any other necessary filings with other Governmental Entities relating to the Merger Transactions, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to such Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the Antitrust Laws and the receipt of the Governmental Consents as soon as practicable. The parties further agree that their agreement to use “reasonable best efforts” in this Section 6.3 shall not require any party to propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, (I) the sale, divestiture, license or disposition of any assets or businesses of any party or its subsidiaries or (II) restrictions, limitations or conditions relating to, or actions that after the Effective Time would limit T-Mobile’s or its subsidiaries’ freedom of action or operations with respect to, or its ability to retain, one or more of its or its subsidiaries’ businesses, product lines or assets, in order to avoid the entry, or to effect the dissolution, of any injunction, temporary restraining order or other order in any suit or proceeding; provided, that the foregoing will not limit the parties’ respective obligations (A) to act in good faith and (B) in respect of each Specified Matter, in accordance with, and subject to, Section 6.3(d) of this Agreement.

(b)    Section 6.3(d) of the Agreement is hereby amended to delete clauses (i), (ii) and (iii) thereof in their entirety and to replace such clauses (i), (ii) and (iii) with the following (it being understood that no other clause set forth in such Section 6.3(d) shall be renumbered or otherwise amended or modified as a result thereof):

(i) – (iii) any loss, cost or diminution in value following the Amendment Effective Date of an amount in the aggregate in excess of the limitation (the “Specified Cost Limitation”) in connection with each matter (each, a “Specified Matter”), in each case as set forth on Part 1 of Section 6.3(d)(i) of the T-Mobile Disclosure Letter, measured on a net present value basis (except as otherwise provided in Part 1 of Section 6.3(d)(i) of the T-Mobile Disclosure Letter), to T-Mobile, Sprint and their respective subsidiaries following the Merger, taking into account the loss, cost or diminution in value of the expected synergies of the Merger, as compared to such persons if such action were not taken, in accordance with Part 1 of Section 6.3(d)(i) of the T-Mobile Disclosure Letter;

(c)    A new Section 6.3(e) shall be added to the Agreement as follows:

(e)    Notwithstanding anything in this Agreement (including Section 6.7) to the contrary, each of SoftBank and T-Mobile shall bear 50% of (A) any loss, cost or diminution in value relating to each Specified Matter, and (B) any other loss, cost or diminution in value, in case of each of clause (A) and (B), in accordance with, and calculated pursuant to, Part 2 of Section 6.3(d)(i) of the T-Mobile Disclosure Letter.

(d)    Section 2.3 (including Schedule A) of Amendment No. 1 is hereby deleted in its entirety and has no further force or effect. For the avoidance of doubt in connection with the amendment of Section 6.3 of the Agreement and Section 2.3 (including Schedule A) of Amendment No. 1 pursuant hereto, (i) each party hereby consents to each and every restriction, limitation or condition of a type contemplated by Section 6.3 of the Agreement and set forth in a written agreement executed and delivered by T-Mobile prior to the date of this Amendment and (ii) any action that would constitute a Regulatory Material Adverse Condition (or any waiver of a Regulatory Material Adverse Condition) shall require the prior written consent of each of T-Mobile, Sprint, DT and SoftBank.

2.5    Acknowledgment relating to Section 7.1 of the Agreement. Without limiting Article VII of the Agreement, each party hereby acknowledges and agrees that as of the date of this Amendment, if the Closing were to be held on such date, (a) except for and subject to entry of final judgment pursuant to the Antitrust Procedures and Penalties Act in United States of America et al. vs. Deutsche Telekom AG et al., the condition set forth in Section 7.1(b) of the Agreement would be satisfied, and (b) except for and subject to the consent of the California PUC, the condition set forth in Section 7.1(c) of the Agreement would be satisfied, in each case on the basis of the consents obtained as of the date of this Amendment; provided, that the foregoing acknowledgement and agreement is made without prejudice to the right of each party to waive each such condition on the basis that entry of such final judgment and/or the consent of the California PUC is not required in connection with the transactions contemplated by the Agreement or otherwise.

2.6    Amendment to Section 8.1(b)(i) of the Agreement. Section 8.1(b)(i) of the Agreement shall be amended and restated in its entirety as follows:

if the Merger Transactions shall not have been consummated on or before July 1, 2020 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to Sprint, if Sprint’s or any SoftBank Party’s, or T-Mobile, if T-Mobile’s or any DT Party’s, material breach of its obligations under this Agreement, the SoftBank Support Agreement or the DT Support Agreement, as applicable, has been the principal cause of, or principally resulted in, the failure of the Merger to be consummated by such time;

2.7    New Section 9.4 of the Agreement. A new Section 9.4 shall be added to the Agreement as follows:

Section 9.4.     Specified Claims Indemnification.

(a)    Effective from and after the SoftBank US Mergers Effective Time, SoftBank shall fully indemnify T-Mobile and its subsidiaries (including the SoftBank Surviving Entity, the Surviving Corporation and their respective subsidiaries) and each of its and their respective successors and assigns (each, a “Section 9.4 Indemnitee”) against and shall hold each of them harmless from (i) any and all damages payable to a third party pursuant to a final, non-appealable judgment, and other monetary Losses incurred or suffered by any such Section 9.4 Indemnitee (including amounts incurred or suffered by Sprint or any of its subsidiaries prior to the Closing Date, in accordance with (and subject to) Section 9.4(a)(i) of the Sprint Disclosure Letter) arising out of, attributable to or resulting from any third-party Action arising out of, attributable to or resulting from the matters set forth on Section 9.4(a)(i) of the Sprint Disclosure Letter, and (ii) the loss of value to T-Mobile and its subsidiaries (including the SoftBank Surviving Entity, the Surviving Corporation and their respective subsidiaries) arising out of, attributable to or resulting from any loss, termination, cancellation or other cessation of access to any spectrum owned, held, leased or licensed by, or otherwise made available to, Sprint or any of its subsidiaries as of the Amendment Effective Date (any such spectrum, the “Lost Spectrum”) that arises out of, is attributable to or results from the matters set forth on Section 9.4(a)(i)(B) of the Sprint Disclosure Letter, which such loss of value shall be determined in accordance with Section 9.4(a)(ii) of the Sprint Disclosure Letter (the matters set forth in (i) and (ii) together, the “Specified Claims”); provided that until the aggregate amount of all Losses for which indemnification is available under this Section 9.4 for the Specified Claims set forth on Section 9.4(a)(i)(B) of the Sprint Disclosure Letter exceeds $200,000,000, SoftBank shall only bear 50% of such Losses up to an aggregate of $200,000,000 of Losses. For clarity, if the aggregate amount of all Losses for which indemnification is available under this Section 9.4 for the Specified Claims set forth on Section 9.4(a)(i)(B) of the Sprint Disclosure Letter exceeds $200,000,000, SoftBank shall bear 100% of such Losses in excess of $200,000,000. Notwithstanding anything to the contrary in this Section 9.4, the maximum amount of all Losses for which indemnification is available under this Section 9.4 for the Specified Claims set forth on Section 9.4(a)(i)(B) of the Sprint Disclosure Letter is the amount set forth on Section 9.4(e)(i) of the Sprint Disclosure Letter.

(b)    The obligations of SoftBank to indemnify the Section 9.4 Indemnitees for the Specified Claims pursuant to this Section 9.4 shall survive the Closing with respect to any matter for which indemnification is claimed on or prior to the fifth (5th) year anniversary of the Closing Date until the final resolution of such claim.

(c)     Any liability of SoftBank under this Section 9.4 shall be satisfied by payment by SoftBank to T-Mobile of cash in United States dollars.

(d)    The amount of any losses for which indemnification is provided under this Section 9.4 will be reduced by any indemnity, contribution or similar payment, or insurance proceeds or similar source of reimbursement, actually recovered by the applicable Section 9.4 Indemnitee from any third party with respect thereto (net of any recovery or collection costs and expenses). If the amount of any payment required under this Section 9.4 is reduced pursuant to the prior sentence of this Section 9.4(d) after the date on which SoftBank is required pursuant to this Section 9.4 to pay such indemnification claim, the Section 9.4 Indemnitee will promptly reimburse SoftBank any amount that SoftBank would not have had to pay pursuant to this Section 9.4 had such amount been recovered or realized by the Section 9.4 Indemnitee, in each case at the time of such indemnification payment by SoftBank.

(e)    T-Mobile acknowledges and agrees that, after the Closing, except in the case of fraud, its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Section 9.4 shall be pursuant to the indemnification provisions set forth in this Section 9.4. In furtherance of the foregoing, T-Mobile hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action relating to the subject matter of this Section 9.4 it may have against SoftBank arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Section 9.4 or in the case of fraud.

(f)    The provisions of Sections 9.3(a) (other than the second sentence), 9.3(b), 9.3(c), 9.3(d) and 9.3(f) shall apply mutatis mutandis with respect to the obligations of SoftBank to indemnify the Section 9.4 Indemnitees for the Specified Claims pursuant to this Section 9.4; provided, that (i) for clarity, references in each such provision to “Article IX Indemnitee” shall be understood to mean “Section 9.4 Indemnitee” and (ii) with respect to the Specified Claims, control of the defense and resolution thereof shall be in accordance with Section 9.4(e)(ii) of the Sprint Disclosure Letter. For the avoidance of doubt, the provisions of Section 9.3(g) shall apply to this Section 9.4.

(g)    T-Mobile shall, and shall cause its subsidiaries (including the Surviving Corporation) to, use commercially reasonable efforts to mitigate any Losses that are indemnifiable or recoverable under Section 9.4(a)(i), provided that notwithstanding the foregoing, no person entitled to indemnification under this Section 9.4 shall be required to, or to commit or agree to, (i) pay any amount, incur any obligation or liability, or offer, grant, commit or agree to any accommodation, limitation, restriction, condition, concession or remedy (financial or otherwise), in each case that is not (A) de minimis and ministerial or administrative in nature or (B) reimbursed and indemnified by SoftBank, (ii) take or do, or cause to be taken or done, or forgo from taking or doing, or causing to be taken or done, any action that such person in its reasonable discretion determines would contravene any agreement, instrument, permit, concession, franchise, license, authorization, consent, approval or Law, or (iii) have any duty to mitigate any losses that may be indemnifiable or recoverable under this Section 9.4 or in connection herewith, except as expressly set forth in this Section 9.4(g). The right of any person entitled to indemnification under this Section 9.4 to indemnification for any Losses shall not be affected by any investigation conducted, or knowledge or information acquired or capable of being acquired, by such person (or any representative of such person or its affiliates), whether before or after the date hereof or the Closing Date.

2.8    Amendment to Section 10.3 of the Agreement. The definition of “Material Adverse Effect” set forth in Section 10.3 of the Agreement shall be amended by adding the following proviso to the end of such definition:

; provided, further, that solely for purpose of Section 7.2(a) and Section 7.3(a) of this Agreement (and not for purposes of any other section or provision of this Agreement), any Effect that has been expressly disclosed and set forth in any Sprint SEC Document (with respect to Section 7.2(a)) or any T-Mobile SEC Document (with respect to Section 7.3(a)), in each case filed with the SEC since January 1, 2016 and publicly available at least two (2) business days prior to the Amendment Effective Date, but excluding any disclosures contained in any risk factors section, any section related to forward-looking statements and other disclosures that are predictive, cautionary or forward-looking in nature, shall, solely to the extent of the applicable disclosure as of the Amendment Effective Date, and without taking into account any worsening, deterioration or adverse consequence of, in or relating to such Effect thereafter, not be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect on Sprint or T-Mobile, as applicable, except in the case of fraud or intentional misrepresentation.

2.9    Sprint Disclosure Letter.

(a)    Item 8 of Section 5.1(a)(iii)(X) and Items 1 and 2 of Section 5.1(a)(viii) of the Sprint Disclosure Letter shall each be deleted in their entirety (it being understood that no other item set forth in such sections shall be renumbered or otherwise amended or modified as a result of such deletions).

(b)    Item 3 of Section 5.1(a)(viii) of the Sprint Disclosure Letter shall be amended and restated in its entirety as set forth in Schedule 1 to this Amendment.

(c)    Item 1 of Section 5.1(a)(xiii) of the Sprint Disclosure Letter shall be amended and restated in its entirety as set forth in Schedule 2 to this Amendment.

(d)    Section 5.1(a)(xvi) of the Sprint Disclosure Letter shall be amended and restated in its entirety as set forth in Schedule 3 to this Amendment.

(e)    A new Section 9.4 shall be added to the Sprint Disclosure Letter in the form attached as Schedule 4 to this Amendment.

2.10    T-Mobile Disclosure Letter.

(a)    Section 5.2(b)(xvi) of the T-Mobile Disclosure Letter shall be amended and restated in its entirety as set forth in Schedule 5 to this Amendment.

(b)    Section 6.3(d)(i) of the T-Mobile Disclosure Letter shall be amended and restated in its entirety as set forth in Schedule 6 to this Amendment.

2.11    Governance Documents.

(a)    The form of Amended and Restated Stockholders’ Agreement attached to the Agreement as Exhibit E is hereby amended as follows:

(i)	Article I is amended by adding the following definitions:

“Additional Shares Issuance Condition” shall have the meaning given to such term in the Letter Agreement.

“Letter Agreement” shall mean that certain letter agreement, dated as of February 20, 2020, by and among DT, SoftBank and the Company.

“Lower SoftBank Threshold Percentage” shall mean (a) from and after such time (if any) as the Additional Shares Issuance Condition has been satisfied, 10%, and (b) unless and until the Additional Shares Issuance Condition has been satisfied, 9%.

“Middle SoftBank Threshold Percentage” shall mean (a) from and after such time (if any) as the Additional Shares Issuance Condition has been satisfied, 15%, and (b) unless and until the Additional Shares Issuance Condition has been satisfied, 13%.

“Upper SoftBank Threshold Percentage” shall mean (a) from and after such time (if any) as the Additional Shares Issuance Condition has been satisfied, 22.5%, and (b) unless and until the Additional Shares Issuance Condition has been satisfied, 20%.

(ii)

The figure “22.5%” is deleted in each place where it appears in Section 3.1(a) (Board Representation) and Section 3.1(b) (Board Representation) and is replaced with the language “the Upper SoftBank Threshold Percentage”.

(iii)

The figure “15%” is deleted in each place where it appears in Section 3.1(b) (Board Representation) and Section 3.1(c) (Board Representation) and is replaced with the language “the Middle SoftBank Threshold Percentage”.

(iv)

The figure “10%” is deleted in each place where it appears in Section 3.1(c) (Board Representation) and Section 3.1(d) (Board Representation) and is replaced with the language “the Lower SoftBank Threshold Percentage”.

(v)

Section 3.1(a)(i)(B) is amended to delete the final clause “, and (y) one of such SoftBank Designees shall be the Chief Executive Officer of SoftBank as of the date of the Business Combination Agreement (or, if such Person is unable to serve, another Person designated by SoftBank)”, and to delete the “(x)” from the remaining language in the provision.

(b)    The definition of “Required Consolidation Shares” in the form of Voting and Proxy Agreement attached to the Agreement as Exhibit F is hereby amended as follows:

“Required Consolidation Shares” shall mean, as of any time, a number of shares of Common Stock equal to (i) 51% minus the Voting Percentage of the DT Stockholder as of immediately following the Effective Time, multiplied by (ii) the number of shares of Common Stock outstanding immediately following the Effective Time on a fully diluted basis (as adjusted (A) to reflect any change in the number of outstanding shares as the result of a stock dividend or any increase or decrease in the number of outstanding shares resulting from a stock split or reverse stock split and (B) upon satisfaction of the Additional Shares Issuance Condition (as defined in that certain letter agreement, dated as of February 20, 2020, by and among DT, SoftBank and the Company (the “Letter Agreement”), to increase such number of shares of Common Stock by an amount of shares equal to the difference between (X) such number as calculated giving effect to the surrender of the SoftBank Specified Shares Amount and the issuance of the Softbank True-Up Shares actually issued to SoftBank and/or its applicable affiliate(s) under the Letter Agreement (i.e., taking into account any shares withheld by the Company under the Letter Agreement) and (Y) such number as calculated giving effect only to the surrender of the SoftBank Specified Shares Amount (in each case, as defined in the Letter Agreement)); provided that, if after the Effective Time, the Voting Percentage of the DT Stockholder shall increase for any reason (including as a result of a share repurchase by the Company or as a result of the purchase of additional Shares by the DT Stockholder), then the Required Consolidation Shares shall be recalculated so that it shall be equal to a number of shares of Common Stock equal to (i) 51% minus the Voting Percentage of the DT Stockholder as of such time, multiplied by (ii) the number of shares of Common Stock outstanding as of such time on a fully diluted basis (it being understood that, after the Effective Time, and except as provided in the foregoing clauses (A) and (B), the number of Required Consolidation Shares may only stay the same or decrease, but not increase, at any time after the Effective Time); provided that upon the Proxy Fall Away Date, “Required Consolidation Shares” shall mean zero (0) shares of Common Stock.

ARTICLE III

ADDITIONAL REPRESENTATIONS AND WARRANTIES

3.1    Additional Representations and Warranties of T-Mobile, Merger Sub, Merger Company, DT and DT Holdco. Each of T-Mobile, Merger Sub, Merger Company, DT and DT Holdco represent and warrant to Sprint and SoftBank as follows: (i) such party has all requisite power and authority to execute, deliver and perform its obligations under this Amendment, (ii) the execution and delivery of this Amendment by such party have been duly authorized by all necessary action on the part of such party, and (iii) this Amendment has been duly executed and delivered by such party and, assuming the due authorization, execution and delivery of this Amendment by the other parties hereto, constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions.

3.2    Additional Representations and Warranties of Sprint, Starburst, Galaxy and SoftBank. Each of Sprint, Starburst, Galaxy and SoftBank represent and warrant to T-Mobile, Merger Sub, Merger Company and the DT Parties as follows: (i) such party has all requisite power and authority to execute, deliver and perform its obligations under this Amendment, (ii) the execution and delivery of this Amendment by such party have been duly authorized by all necessary action on the part of such party, and (iii) this Amendment has been duly executed and delivered by such party and, assuming the due authorization, execution and delivery of this Amendment by the other parties hereto, constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS AND GENERAL

4.1    Ratification; No Further Amendment. Except as expressly amended hereby, all terms, conditions and provisions of the Agreement shall remain unmodified and in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term, condition or provision of the Agreement or any of the documents, schedules or exhibits referred to therein. Any amendment or modification of this Amendment shall require the prior written consent of each of T-Mobile, Sprint, the DT Parties and the SoftBank Parties.

4.2    Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes. From and after the date of this Amendment, any reference in the Agreement to “this Agreement”, “hereof”, “herein”, and “hereunder” and words or expressions of similar import shall refer to the Agreement as amended by this Amendment. The provisions of Section 8.3 (Amendment), Section 8.4 (Extension; Waiver) and Article X (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

4.3    Entire Agreement. This Amendment, Amendment No. 1 and the Original Agreement (in each case, including the documents, exhibits, schedules and instruments referred to herein and therein), taken together with the Confidentiality Agreement, the Roaming Agreement and any other agreement entered into as of the date of, and with reference to, this Amendment by and among two or more parties hereto (as between such parties), constitute the entire agreement among the parties hereto, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Merger Transactions and the other transactions contemplated by the Agreement and this Amendment.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the date first above written.

T-MOBILE US, INC.

By:	/s/ G. Michael Sievert
Name:	G. Michael Sievert
Title:	President and Chief Operating Officer

SUPERIOR MERGER SUB CORPORATION

By:	/s/ G. Michael Sievert
Name:	G. Michael Sievert
Title:	President

HURON MERGER SUB LLC

By:	/s/ G. Michael Sievert
Name:	G. Michael Sievert
Title:	President

SPRINT CORPORATION

By:	/s/ Michel Combes
Name:	Michel Combes
Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 2 to Business Combination Agreement]

DEUTSCHE TELEKOM AG

By:	/s/ Thorsten Langheim
Name:	Thorsten Langheim
Title:	Member of Management Board

By:	/s/ Dr. Axel Lützner
Name:	Dr. Axel Lützner
Title:	Vice President DT Legal

SOFTBANK GROUP CORP.

By:	/s/ Marcelo Claure
Name:	Marcelo Claure
Title:	Executive Vice President and Chief Operating Officer

STARBURST I, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

GALAXY INVESTMENT HOLDINGS, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

[Signature Page to Amendment No. 2 to Business Combination Agreement]

DEUTSCHE TELEKOM HOLDING B.V.

By:	/s/ F.C.W. Roose
Name:	F.C.W. Roose
Title:	Managing Director

By:	/s/ Ton Zijlstra
Name:	Ton Zijlstra
Title:	Managing Director

[Signature Page to Amendment No. 2 to Business Combination Agreement]

Exhibit 10.1

EXECUTION VERSION

February 20, 2020

T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

Dear Ladies and Gentlemen:

Reference is made to the Business Combination Agreement, dated as of April 29, 2018 (the “Original Agreement”), as amended by Amendment No. 1, dated as of July 26, 2019 (“Amendment No. 1”) and Amendment No. 2, dated as of the date hereof (“Amendment No. 2”; and the Original Agreement, as amended by Amendment No. 1 and Amendment No. 2, and as it may be further amended from time to time, the “Business Combination Agreement”), by and among T-Mobile US, Inc., a Delaware corporation (“T-Mobile”), Huron Merger Sub LLC, a Delaware limited liability company, Superior Merger Sub Corporation, a Delaware corporation, Sprint Corporation, a Delaware corporation, Starburst I, Inc., a Delaware corporation (“Starburst”), Galaxy Investment Holdings, Inc., a Delaware corporation (“Galaxy”), and, for the limited purposes of the covenants and representations and warranties set forth in the Agreement that are expressly obligations of such persons, Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (“DT”), Deutsche Telekom Holding B.V., a besloten vennootschap met beperkte aansprakelijkheid organized and existing under the laws of the Netherlands, and SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”).

In connection with the transactions contemplated by the Business Combination Agreement and as an inducement to the willingness of SoftBank, T-Mobile, DT and their applicable affiliates to enter into Amendment No. 2, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.1    Definitions.

(a)    Unless otherwise specifically defined herein, each capitalized term used but not defined in this letter agreement shall have the meaning given to such term in the Business Combination Agreement.

(b)    For purposes of this letter agreement:

(i)    “Acquisition Price” shall mean the value of the per-share consideration payable in respect of shares of T-Mobile Common Stock in the applicable Sale of the Company, determined as of immediately prior to the closing of the Sale of the Company.

(ii)    “End Date” shall mean, if the Closing Date is (i) before May 1, 2020, then December 31, 2025, or (ii) on or after May 1, 2020 then either (A) December 31, 2025 or (B) the sixth (6th) anniversary of the Closing Date, in either case of clause (A) or (B), as set forth in the SoftBank Election Notice.

(iii)    “Threshold Price” shall mean, if the Closing Date is (i) before May 1, 2020, then one hundred and fifty dollars ($150.00), or (ii) on or after May 1, 2020, then either (A) if the End Date set forth in the SoftBank Election Notice is December 31, 2025, one hundred and fifty dollars ($150.00), or (B) if the End Date set forth in the SoftBank Election Notice is the sixth (6th) anniversary of the Closing Date, (I) one hundred and fifty dollars ($150.00) through and including the fifth (5th) anniversary of the Closing Date and (II) one hundred and sixty dollars ($160.00) following the fifth (5th) anniversary of the Closing Date through the End Date.

(iv)    “Sale of the Company” shall have the meaning given to such term in the Stockholders’ Agreement.

(v)    “Trading Day” shall mean any day on which NASDAQ is open for trading and has a scheduled closing time of 4:00 p.m. New York City time;

(vi)    “T-Mobile VWAP” shall mean, for any Trading Day, the trailing volume-weighted average price per share of T-Mobile Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by T-Mobile and SoftBank) measured over the forty-five (45) consecutive Trading Day period immediately preceding such Trading Day.

1.2    Surrender of Shares by SoftBank. SoftBank hereby agrees to cause its affiliates to surrender, convey, assign, transfer and deliver to T-Mobile, for no additional consideration, an aggregate of 48,751,557 shares of T-Mobile Common Stock (such number of shares, the “SoftBank Specified Shares Amount”) effective immediately following the Effective Time, it being agreed that T-Mobile shall be entitled to take, and to direct the Exchange Agent to take, such actions as T-Mobile or the Exchange Agent reasonably determine are necessary or appropriate to effect the foregoing surrender, conveyance, assignment, transfer and delivery effective as of such time, without any further action on the part of SoftBank, SoftBank UK HoldCo or their respective affiliates; provided that SoftBank shall, and shall cause its affiliates to, execute and deliver any assignments, assurances, instruments or documents, and take and do any other actions or things, as T-Mobile may reasonably request to accomplish or in furtherance of the foregoing.

1.3    Additional Shares Issuable to SoftBank. If the T-Mobile VWAP, at any time during the period commencing on the second (2nd) anniversary of the Closing Date and ending on the End Date, is an amount equal to or greater than the Threshold Price (such condition, the “Additional Shares Issuance Condition”), then, subject to the remaining provisions of this Section 1.3, T-Mobile shall promptly, and in any event within ten (10) business days following the delivery of such documents as may be reasonably required by the transfer agent for the T-Mobile Common Stock, issue to SoftBank or, at SoftBank’s written request, an affiliate of

SoftBank that is then a record holder of shares of T-Mobile Common Stock (a “SoftBank Designee”), for no additional consideration, a number of shares of T-Mobile Common Stock equal to the SoftBank Specified Shares Amount (the “SoftBank True-Up Shares”). Notwithstanding the foregoing, (i) T-Mobile shall have the right to withhold, and shall not be required to issue (whether upon the satisfaction of the Additional Share Issuance Condition or at any time thereafter), shares of T-Mobile Common Stock comprising the SoftBank True-Up Shares to the extent T-Mobile elects, in T-Mobile’s sole discretion, in order to recoup any or all indemnity obligations in respect of Specified Claims then due and owing from SoftBank or any of its affiliates pursuant to Section 9.4 of the Business Combination Agreement, whether owed to T-Mobile or any other Section 9.4 Indemnitee (the “Section 9.4 Obligations”), with such shares of T-Mobile Common Stock valued for purposes of this clause (i) at the T-Mobile VWAP as of the date of the satisfaction of the Additional Share Issuance Condition, and with such recoupment to be effected by T-Mobile withholding a number of shares of T-Mobile Common Stock that, when multiplied by such T- Mobile VWAP, equals the amount of Section 9.4 Obligations then due and owing; (ii) without limiting the rights of T-Mobile under clause (i), the issuance of 18,000,000 of the shares of T-Mobile Common Stock comprising the SoftBank True-Up Shares (the “Pledged Shares”) shall be subject to and conditioned upon (A) the delivery by each and every applicable affiliate of SoftBank to which the Pledged Shares are issuable hereunder a valid and binding pledge agreement, in the form attached hereto as Exhibit A, securing the Section 9.4 Obligations (the “Pledge Agreements”), and (B) the completion of such other steps as are reasonably necessary to reflect the creation and perfection of the related security interest; (iii) if between the Closing Date and (A) the End Date, the shares of T-Mobile Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend or distribution, subdivision, reorganization, reclassification, recapitalization, stock split, stock equity split, combination, exchange of shares or any similar event (an “Adjustment Event”), then the Threshold Price (but, for the avoidance of doubt, not any dates or periods set forth therein), the SoftBank True-Up Shares Amount and the number of shares set forth in the foregoing clause (ii) shall be equitably adjusted, without duplication, to provide SoftBank (or, if applicable, the SoftBank Designee) with the same economic benefit, if any, that SoftBank (or, if applicable, such SoftBank Designee) would have had the right to receive if the Adjustment Event had not occurred, or (B) the second (2nd) anniversary of the Closing Date, a definitive agreement for the Sale of the Company is entered into, then, subject to the foregoing clauses (i) and (ii) (which shall apply to any consideration to which SoftBank (or, if applicable, the SoftBank Designee) may become entitled in connection with the Sale of the Company pursuant to this clause (B)), if the Acquisition Price is equal to or greater than the Threshold Price, then T-Mobile shall issue to SoftBank (or, if applicable, the SoftBank Designee) the SoftBank True-Up Shares for no additional consideration immediately prior to the closing of such Sale of the Company, such that SoftBank (or, if applicable, the SoftBank Designee) shall receive the applicable per-share consideration payable in respect of each such share of T-Mobile Common Stock in the Sale of the Company; and (iv) the Threshold Price shall be reduced by the per share amount of any cash dividends or other cash distributions declared or paid on the T-Mobile Common Stock between the Closing Date and the End Date. For the avoidance of doubt, all shares of T-Mobile Common Stock issued pursuant to this Section 1.3 shall be subject to the terms and conditions of the Stockholders’ Agreement and the Voting and Proxy Agreement in the same manner as if such shares had been issued at the Closing without giving effect to Section 1.2.

1.4    SoftBank Election Notice. If the Closing Date is on or after May 1, 2020, then SoftBank shall, by written notice (the “SoftBank Election Notice”) to T-Mobile and DT delivered no later than the Closing Date (provided, that if the Closing Date shall not have occurred prior to June 1, 2020, then the SoftBank Election Notice shall be delivered no later than June 1, 2020), elect the terms set forth in either (but not any combination of) the following clause (a) or the following clause (b):

(a)    an End Date of December 31, 2025 and a Threshold Price of one hundred and fifty dollars ($150.00); or

(b)    an End Date of the sixth (6th) anniversary of the Closing Date and a Threshold Price of (i) one hundred and fifty dollars ($150.00) through and including the fifth (5th) anniversary of the Closing Date and (ii) one hundred and sixty dollars ($160.00) following the fifth (5th) anniversary of the Closing Date through the End Date.

1.5    Term and Termination. This letter agreement shall continue in full force and effect from and after the date hereof until the earliest of (i) the issuance of all SoftBank True-Up Shares to which SoftBank is entitled pursuant to Section 1.3 (and subject to the execution and delivery of the Pledge Agreement(s) by SoftBank and/or its applicable affiliate(s), as applicable), whereupon Section 1.3 of this letter agreement (other than the last sentence thereof) shall forever terminate, automatically and without any further action on the part of the parties hereto, and shall become void and of no force or effect, (ii) the End Date, if the Additional Shares Issuance Condition has not been satisfied as of such date, whereupon Section 1.3 of this letter agreement shall forever terminate, automatically and without any further action on the part of the parties hereto, and shall become void and of no force or effect, (iii) the consummation of a Sale of the Company pursuant to which the Acquisition Price is less than the Threshold Price, whereupon Section 1.3 of this letter agreement (other than the last sentence thereof) shall forever terminate, automatically and without any further action on the part of the parties hereto, and shall become void and of no force or effect, and (iv) the termination of the Business Combination Agreement prior to the SoftBank US Mergers Effective Time, whereupon this letter agreement shall forever terminate, automatically and without any further action on the part of the parties hereto, and shall become void and of no force or effect.

1.6    Amendment; Waiver. Any amendment or modification of this letter agreement shall require the prior written consent of each of T-Mobile, DT and SoftBank. A party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties or (b) waive compliance by the other party with any of the agreements or conditions contained in this letter agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 1.5 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

1.7    Miscellaneous. The provisions of Article X (General Provisions) (other than Section 10.1, Section 10.9 and Section 10.14) of the Business Combination Agreement shall apply mutatis mutandis to this letter agreement. This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns. Except as otherwise provided in this letter agreement

(with respect to T-Mobile or DT only and, for the avoidance of doubt, without limiting any right of T-Mobile to agree to or consummate a Sale of the Company), no party may directly or indirectly assign any of its rights or delegate any of its obligations under this letter agreement, without the prior written consent of the other parties; provided that, without the written consent of the other parties, (a) DT may assign any of its rights or obligations hereunder, in whole or in part, to any Person (as used herein, such term shall have the meaning given to such term in the Stockholders’ Agreement) that will be a successor to or that will acquire Control (as used herein, such term shall have the meaning given to such term in the Stockholders’ Agreement) of DT, whether by merger, consolidation or sale of all or substantially all of its assets, and (b) T-Mobile’s obligations will succeed to any Person that will be a successor to T-Mobile, whether by merger, consolidation or sale of all or substantially all of its assets. Any purported direct or indirect assignment in violation of this Section 1.7 shall be null and void ab initio.

1.8    Security Interest. Without in any way limiting the effect of Section 1.3 above, SoftBank hereby grants to T-Mobile a security interest in all of its rights and interests in respect of the Pledged Shares under this letter agreement, as collateral security for the prompt and complete payment and performance of the Section 9.4 Obligations, whether such Section 9.4 Obligations are owed to T-Mobile or any other Section 9.4 Indemnitee; provided that the security interest hereunder shall automatically terminate upon execution and delivery of the Pledge Agreement(s) by SoftBank and/or its applicable affiliate(s), as applicable.

[Signature page follows]

Very truly yours,

SOFTBANK GROUP CORP.

By:	/s/ Marcelo Claure
Name:	Marcelo Claure
Title:	Executive Vice President and Chief Operating Officer

Accepted and agreed to as of
the date set forth above:

T-MOBILE US, INC.

By:	/s/ G. Michael Sievert
Name:	G. Michael Sievert
Title:	President and Chief Operating Officer

DEUTSCHE TELEKOM AG

By:	/s/ Thorsten Langheim
Name:	Thorsten Langheim
Title:	Member of Management Board

By:	/s/ Dr. Axel Lützner
Name:	Dr. Axel Lützner
Title:	Vice President DT Legal

[Signature Page to Letter Agreement]

EXHIBIT 99.1

T-Mobile and Sprint Announce Amendment to Business Combination Agreement

Companies drive forward toward closing the merger to become the New T-Mobile as early as April 1, 2020

Bellevue, Washington and Overland Park, Kansas – February 20, 2020 – T-Mobile US, Inc. (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced that they have entered into an amendment to their definitive Business Combination Agreement to create the New T-Mobile. The Boards of Directors of T-Mobile and Sprint have unanimously approved the amendment. The amendment has no impact on T-Mobile’s previously stated outlook on the New T-Mobile’s synergies, long-term profitability and cash generation.

A separate arrangement entered into by SoftBank Group Corp. in connection with the amendment will result in an effective exchange ratio of approximately 11.00 Sprint shares for each T-Mobile share immediately following the closing of the merger, an increase from the originally agreed 9.75 shares. This is a result of SoftBank agreeing to surrender approximately 48.8 million T-Mobile shares acquired in the merger to New T-Mobile immediately following the closing of the transaction, making SoftBank’s effective ratio 11.31 Sprint shares per T-Mobile share. Sprint shareholders other than SoftBank will continue to receive the original fixed exchange ratio of 0.10256 T-Mobile shares for each Sprint share, or the equivalent of approximately 9.75 Sprint shares for each T-Mobile share.

Immediately following the closing, and after the surrender of shares by SoftBank, Deutsche Telekom and SoftBank are expected to hold approximately 43% and 24%, respectively, of the fully diluted New T-Mobile shares, with the remaining approximately 33% held by public shareholders.

T-Mobile has agreed to re-issue to SoftBank the previously surrendered shares upon the achievement of certain stock price milestones by New T-Mobile during a specified measurement period, and subject to certain additional terms, as outlined in the letter agreement that will be filed by each of T-Mobile and Sprint with the SEC.

In addition, the amendment extends the “outside date” under the Business Combination Agreement to July 1, 2020, and modifies certain other provisions of the Business Combination Agreement as described in the companies’ SEC filings.

“Today’s announcement is another significant step forward toward finally closing this transaction! Throughout this journey, T-Mobile and Sprint have been singularly focused on one thing: building a supercharged Un-carrier that will offer U.S. consumers a broad and deep nationwide 5G network, more choice and greater competition. We are now on the threshold of achieving our goal. And did I mention how fun it’s going to be sticking it to Dumb, Dumber and Big Cable along the way? This is going to be epic!” said John Legere, CEO of T-Mobile.

“With today’s agreement in place, we are now turning our attention toward our goal of closing this transaction and creating the New T-Mobile as early as April 1, 2020,” said Mike Sievert, COO and President of T-Mobile, and appointed CEO of the company starting on May 1, 2020. “We are on the verge of being able to do what we’ve set out to do from day one — reshape a broken wireless industry and create the new standard for consumers when it comes to value, speed, quality and service. The New T-Mobile is literally going to change wireless for good and now we’re almost ready to get to the fun part: bringing our teams together, building this supercharged Un-carrier and becoming the envy of the wireless industry and beyond!”

“Completing this step is yet another critical milestone in securing Sprint’s future, and it brings us one step closer to closing this historic transaction that has been years in the making,” said Marcelo Claure, Sprint Executive Chairman. “I’m incredibly thankful for the perseverance and resilience of everyone that has gotten us to this point.”

The T-Mobile and Sprint combination remains subject to certain closing conditions. Additional information can be found at www.NewTMobile.com.

PJT Partners and Goldman Sachs are acting as financial advisors to T-Mobile. Wachtell, Lipton, Rosen & Katz is providing legal counsel to T-Mobile and Deutsche Telekom. Evercore is acting as financial advisor to the committee of independent directors of T-Mobile and Latham & Watkins is providing legal counsel to the committee of independent directors. Morgan Stanley is serving as a financial advisor to Deutsche Telekom.

The Raine Group LLC is acting as lead financial advisor to Sprint. J.P. Morgan is also acting as a financial advisor to Sprint. Morrison & Foerster LLP is providing legal counsel to Sprint and SoftBank.

About T-Mobile

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 86.0 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.2 million connections as of December 31, 2019 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching a 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of thirteen states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.